Dimensional

June 12, 2023

Via EDGAR
Emily Rowland
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C.  20549-9303

Re:	Dimensional ETF Trust
File Nos. 333-239440 and 811-23580

Dear Ms. Rowland:

On behalf of Dimensional ETF Trust (the “Registrant”), the following are the responses to the Staff’s comments conveyed with regard to Post-Effective Amendment Nos. 20/24 to the Registration Statement of the Registrant (the “Amendment”), filed with the U.S. Securities and Exchange Commission (the “SEC”) on April 4, 2023, pursuant to the Investment Company Act of 1940, as amended (the “1940 Act”), and Rule 485(a)(2) under the Securities Act of 1933, as amended (the “1933 Act”), for the purposes of registering the Dimensional California Municipal Bond ETF (the “Portfolio”).

Each SEC staff comment is summarized below, followed by the Registrant’s response to the comment.  Capitalized terms not otherwise defined in this letter have the meanings assigned to the terms in the Amendment. The Registrant understands that the Registrant and management are responsible for the accuracy and adequacy of the disclosures notwithstanding any review comment or action of the staff of the SEC.  The Registrant further acknowledges that, to the extent disclosure appears multiple times throughout the Amendment, any comment with regard to such disclosure applies equally throughout.

1.
Comment.  Please file your response to the staff’s comments on EDGAR at least 5 days in advance of the effective date. Please also send me notice by email and include a blackline copy showing changes from the initial filing.

Response. The Registrant confirms it will file a response to the staff’s comments on EDGAR at least 5 days in advance of the effective date.

2.	Comment. Per Rule 313 of Regulation S-T, please update the ticker symbol on EDGAR when available.

Response. The Registrant will update EDGAR accordingly.

U.S. Securities and Exchange Commission
June 12, 2023

Prospectus

3.	Comment. Please provide the final fee table and expense example for the Portfolio with the response letter.

Response. The Registrant has attached the Portfolio’s final fee table and expense example hereto as Exhibit A.

4.
Comment.  With respect to the Portfolio’s 80% policy in the “Principal Investment Strategies” section of the Prospectus, please revise the policy to note that it applies to the value of the Portfolio’s net assets, plus the amount of any borrowings for investment purposes.

Response.  The Registrant believes that the addition of this language in the Prospectus would be confusing for investors. Since the Portfolio does not currently intend to borrow money for investment purposes, as noted on page 5 of the SAI, the Registrant believes that including such language in the Prospectus may mislead investors into believing that the Portfolio borrows money to use for investment. The Portfolio, however, includes this language in the disclosure regarding the 80% policy on pages 2 and 6 of the SAI. If the Portfolio were to change its policy with respect to borrowing for investment purposes in the future, it would make the relevant changes to the disclosure regarding the 80% policy in the Prospectus.

5.	Comment. Please disclose in the “Principal Investment Strategies” section of the Prospectus any criteria as to maturity that the Portfolio may use in selecting municipal securities for investment.

Response. The Registrant confirms supplementally that the Portfolio does not utilize a limit or range with respect to the maturity of its investment portfolio.

6.	Comment. Please include a summary of how the Advisor determines to sell securities in its portfolio in the “Principal Investment Strategies” section of the Prospectus.

Response.  The Registrant respectfully declines to revise the disclosure.  The Registrant notes that, in response to Item 9(b)(2) of Form N-1A, the Portfolio describes how the Advisor determines to sell securities under the “Additional Information on Investment Objective and Policies—Portfolio Strategies” section of the Prospectus (e.g., noting that the “holding period for assets of the Portfolio will be chosen with a view to maximizing anticipated returns, net of trading costs”).

7.	Comment. Please revise the following sentence in the “Principal Investment Strategies” section of the Prospectus to be in plain English:

In making purchase decisions, if the expected term premium is greater for longer-term securities, the Advisor will focus investment in longer-term securities, otherwise, the Portfolio will focus investment in shorter-term securities.

U.S. Securities and Exchange Commission
June 12, 2023

Response.  The Registrant respectfully declines to revise the disclosure.  The Registrant notes that the terms “expected credit premium” and “expected term premium” are both defined under the “Additional Information on Investment Objective and Policies—Portfolio Strategies” section of the Prospectus.

8.	Comment. Please include additional disclosure regarding when-issued securities in the “Additional Information on Investment Objective and Policies—Portfolio Strategies” section of the Prospectus.

Response. The Registrant has revised the disclosure accordingly.

9.
Comment.  Please consider including disclosure regarding exchange-traded funds (“ETFs”) in the “Principal Investment Strategies” section of the Prospectus alongside your discussion of investments in money market funds (“MMFs”).

Response. The Registrant has revised the disclosure accordingly.

10.
Comment.  In the “Additional Information on Investment Objective and Policies—Portfolio Strategies” section of the Prospectus, there is a reference to the Portfolio being able to invest in MMFs and ETFs. If the Portfolio’s cost of investing in MMFs and ETFs is expected to exceed 1 basis point, please include the expense in the fee table. In addition, consider adding corresponding principal risk disclosure regarding investments in other investment companies.

Response.  The Registrant confirms that acquired fund fees and expenses, as applicable, are appropriately disclosed in the fee table in accordance with Form N-1A. The Registrant, however, does not believe investments in ETFs are a principal risk of the Portfolio. The Portfolio does, however, include disclosure regarding such risks in the SAI under the “Exchange Traded Funds” section.

11.	Comment. Please revise the “Derivatives Risk” to include risks specific to futures and options contracts.

Response. The Registrant supplementally confirms that the “Derivatives Risk” is appropriately tailored to the derivative instruments utilized by the Portfolio.

12.
Comment.  Please explain the reason for including the statement that the “Portfolio is an actively managed exchange traded fund and does not seek to replicate the performance of a specific index and may have a higher degree of portfolio turnover than such index funds,” in the “Principal Investment Strategies” section of the Prospectus.  Does this mean that the Portfolio will frequently trade securities?  If so, please add a corresponding risk.  If not, please revise the statement for clarity.

Response.  The Registrant respectfully declines to revise the disclosure.  The Registrant supplementally confirms that the portfolio turnover rate for the Portfolio is anticipated to be below 100% and, accordingly, high portfolio turnover is not an appropriate principal risk of the Portfolio.

U.S. Securities and Exchange Commission
June 12, 2023

Further, the Registrant believes the statement is sufficiently clear and appropriately informs investors that the ETF is not a passively managed ETF (i.e., which significantly outnumber actively managed ETFs) and, accordingly, the Portfolio will have a higher portfolio rate as compared to such an ETF.

13.
Comment.  In light of the statement that “the Portfolio is primarily designed for investment by California taxpayers,” please also include disclosure noting that other state residents would be subject to state tax.

Response.  The Registrant respectfully declines to revise the disclosure.  The Registrant notes that General Instruction C(1)(a) of Form N-1A notes that the “requirements of Form N-1A are intended to promote effective communication between the Fund and prospective investors.”  As noted above, the disclosure clearly states that the Portfolio is designed for investment by California taxpayers and, accordingly, appropriately provides information relevant and useful to such investors.

14.	Comment. Please consider whether a “New Fund Risk” is an appropriate principal risk of the Portfolio or explain supplementally why it is not.

Response.  The Portfolio is identified as a new fund with no operating history in the Prospectus. The Registrant does not believe that a specific risk needs to be identified and notes that the expenses associated with being a new fund are mitigated by the Fee Waiver and Expense Assumption Agreement for the Portfolio.

15.	Comment. Please consider whether a “Management Risk” is an appropriate principal risk of the Portfolio or explain supplementally why it is not.

Response.  The Registrant respectfully declines to include an “Management” principal risk and believes that the principal risks of investing in the Portfolio are adequately addressed and disclosed to shareholders at this time.

16.
Comment.  Please highlight any specific risks applicable to the segments of the municipal bond markets identified in the “Municipal Project-Specific Risk,” in which the Portfolio may invest a substantial portion of its assets, if they pose a unique risk.

Response.  The Registrant believes the Portfolio’s risks applicable to such municipal securities and market segments are appropriately disclosed based on the Portfolio’s anticipated exposure to such securities.

17.	Comment. Please revise the “Market Trading Risk” to include the risk of widening bid-ask spreads in the event authorized participants take a reduce role in making a market for the Portfolio’s shares.

Response. The Registrant respectfully declines to revise the disclosure. The Registrant believes that risk is appropriately disclosed to shareholders under the “Market Trading Risk.”

U.S. Securities and Exchange Commission
June 12, 2023

18.	Comment. When available, please supplementally provide the Staff with the broad-based securities index that the Portfolio will include in the “Performance Table” section of the Prospectus.

Response.  The Registrant confirms supplementally that, currently, it is anticipated that the broad-based securities index to be utilized by the Portfolio is the S&P Intermediate Term California AMT-Free Municipal Bond Index.

19.
Comment.  With respect to the “Investment Advisor/Portfolio Management” section of the Prospectus, if applicable, please add that the individuals listed are “jointly and primarily” responsible for leading the day-to-day management of the Portfolio.

Response.  The Registrant respectfully declines to revise the disclosure and notes that Item 5(b) of Form N-1A only requires that the Portfolio “state the name, title, and length of service” of the persons who are primarily responsible for the day-to-day management of the fund’s portfolio. The Registrant has previously revised this disclosure in response to SEC comments and believes the current disclosure satisfies the requirements of Item 5(b) of Form N-1A.

20.	Comment. Please carry through all comments regarding the information in Item 4 into Item 9, as applicable.

Response. The Registrant has revised the disclosure consistent with the responses above.

21.
Comment.  The disclosure in the Item 9 section should provide a more comprehensive discussion of both the principal investment strategies and principal risks that affect the Portfolio’s investments than the summary discussion required in response to Item 4 of Form N-1A. With respect to the identical disclosures, please consider how the disclosure can appropriately expand upon the summary disclosure and revise accordingly. See IM Guidance Update No. 2014-08 (June 2014), “Guidance Regarding Mutual Fund Enhanced Disclosure,” which sets forth the staff’s observations on this issue.

Response.  The Registrant notes that the identical prospectus disclosure provided in the Item 4 and Item 9 sections is provided as context for the additional disclosure included in the Item 9 section. Further, the Registrant notes that the Item 9 section includes additional disclosure regarding numerous investment strategies and risks that are summarized in Item 4. For example, among others, the Item 9 section includes more detailed discussions regarding several investment strategies (e.g., pre-refunded municipal securities) and terms (expected credit and term premiums and duration), how the Advisor determines to sell securities in its portfolio and the principal risks of the Portfolio.

22.	Comment. Please restate the Portfolio’s fundamental investment policy in the Item 9 section.

Response. The Portfolio discloses its fundamental investment policy in the summary section of the Prospectus in response to Item 4 of Form N-1A. Further, General Instruction C.3(a)

U.S. Securities and Exchange Commission
June 12, 2023

states that information that is included in response to Items 2 through 8 need not be repeated elsewhere in the Prospectus. Accordingly, the Registrant respectfully declines to revise the disclosure

23.	Comment. Please add disclosure about how the Advisor determines to buy and sell investments.

Response.  The Registrant respectfully declines to revise the disclosure.  As noted above in response to Comment 6, the Portfolio describes how the Advisor determines to sell securities under the “Additional Information on Investment Objective and Policies—Portfolio Strategies” section of the Prospectus (e.g., noting that the “holding period for assets of the Portfolio will be chosen with a view to maximizing anticipated returns, net of trading costs”).

24.	Comment. If there are any unique risks of pre-refunded municipal securities, please add corresponding risk disclosure.

Response.  The Registrant respectfully declines to revise the disclosure.  The Registrant believes the risks related to pre-refunded municipal securities are appropriately disclosed (e.g., among others, under “Call Risk”).

Statement of Additional Information (“SAI”)

25.
Comment.  In the “Shareholder Rights” section of the SAI, please revise the third paragraph to be consistent with the corresponding prospectus language with regards to: (1) shareholders being aware that they cannot waive their rights under the federal securities laws; and (2) the Declaration providing a detailed process for the bringing of derivative actions by shareholders for claims other than federal securities law claims beyond the process otherwise required by law.

Response. The Registrant has revised the disclosure accordingly.

26.	Comment. In the third paragraph under the “Creation and Redemption of Creation Units—Acceptance of Orders for Creation Units” section of the SAI, please make the following changes:

•	Please delete “absolute” from the first sentence of the paragraph.
•
Please delete prongs (d) and (f).  The staff believes the statement is based on prior exemptive orders, but in connection with the adoption of Rule 6c-11, the SEC stated that “an ETF generally may suspend the issuance of creation units only for a limited time and only due to extraordinary circumstances, such as when the markets on which the ETF’s portfolio holdings are traded are closed for a limited period of time.” In adopting the rule, the SEC further noted that “[i]f a suspension of creations impairs the arbitrage mechanism, it could lead to significant deviations between what retail investors pay (or receive) in the secondary market and the ETF’s approximate NAV. Such a result would run counter to the basis for relief from section 22(d) and rule 22c-1 and therefore would be inconsistent with

U.S. Securities and Exchange Commission
June 12, 2023

rule 6c-11.” While the SEC recognizes that in certain limited circumstances, ETFs may have a sound basis for rejecting individuals’ creation orders, the staff believes the disclosure is sufficiently broad to run counter to the SEC’s position to the extent the rejection of orders would effectively result in the suspension of creations.

	•	Please delete prong (g) or explain why it is relevant for this Portfolio.

Response. The Registrant has revised the disclosure to remove “absolute” from the first sentence of the paragraph and to remove prongs (d), (f) and (g).

Part C

27.		Comment. Please file a new legal opinion with respect to the Portfolio as an exhibit to the Part C.

Response. The legal opinion for the Portfolio will be included as an exhibit to the Part C filed with the 485(b) filing.

* * * * * *
Please do not hesitate to contact Mr. Crowell at (215) 564-8082, if you have any questions or wish to discuss any of the responses presented above.

Very truly yours,

/s/ Ryan P. Buechner
Ryan P. Buechner, Esq.
Vice President and Assistant Secretary
Dimensional ETF Trust

U.S. Securities and Exchange Commission
June 12, 2023

Exhibit A

Fees and Expenses of the Portfolio
This table describes the fees and expenses you may pay if you buy, hold or sell shares of the Dimensional California Municipal Bond ETF. You may also incur usual and customary brokerage commissions when buying or selling shares of the Portfolio, which are not reflected in the table or Example that follows.

Shareholder Fees (fees paid directly from your investment): None
Annual Fund Operating Expenses (expenses that you pay each
year as a percentage of the value of your investment)

Management Fee	0.16%
Other Expenses*	0.05%
Total Annual Fund Operating Expenses	0.21%
Fee Waiver and/or Expense Reimbursement**	0.02%
Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement	0.19%
*	The Portfolio is a new portfolio, so the “Other Expenses” shown are based on anticipated fees and expenses for the first full fiscal year.
**
Dimensional Fund Advisors LP (the “Advisor”) has agreed to waive certain fees and in certain instances, assume certain expenses of the Portfolio. The Fee Waiver and Expense Assumption Agreement for the Portfolio will remain in effect through February 28, 2025, and may only be terminated by the Portfolio’s Board of Trustees prior to that date. The Advisor retains the right to seek reimbursement for any fees previously waived and/or expenses previously assumed up to thirty-six months after such fee waiver and/or expense assumption.

EXAMPLE
This Example is meant to help you compare the cost of investing in the Dimensional California Municipal Bond ETF with the cost of investing in other funds. The Example assumes that you invest $10,000 in the Portfolio for the time periods indicated. The Example also assumes that your investment has a 5% return each year and that the Portfolio’s operating expenses remain the same. The costs for the Portfolio reflect the net expenses of the Portfolio that result from the contractual expense waiver in the first year only.  Although your actual costs may be higher or lower, based on these assumptions, your costs whether you redeem or hold your shares would be:

1 Year	3 Years
$19	$66